SUITE 501 – 535 THURLOW STREET VANCOUVER, BRITISH COLUMBIA CANADA V6E 3L2

TEL.: 604-682-4678  ▲  FACSIMILE:  604-682-4698  ▲  EMAIL:  pinevalley@pinevalleycoal.com

PINE VALLEY ENTERS AGREEMENT WITH ITS MINING CONTRACTOR

Provides for mining services through June 30, 2007 with potential to discuss longer term arrangement.

VANCOUVER, BRITISH COLUMBIA, October 5, 2006 – Pine Valley Mining Corporation (TSX: PVM; OTC: PVMCF) (the “Company” or “Pine Valley”) is pleased to announce that it has negotiated a new contract with Tercon Mining PV Ltd. (“Tercon”), the Company’s mining services provider.  The agreement provides for continued provision of mining services until June 30, 2007, at current unit rates, and maintains the possibility of discussing a longer term arrangement but not the requirement to do so.

Bob Bell, President and Chief Executive Officer of Pine Valley, said “We are very pleased with this agreement because it provides a stable mining situation for an extended period.  This is an important development for the company as we build a platform for added shareholder value.”

This news release contains certain “forward looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995, that involve a number of risks and uncertainties including but not limited to economic, competitive, governmental and geological factors effecting the Company’s operations, markets, products and prices and other risk factors.  There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include the Company’s dependence on the steel industry, volatility in coal prices, accidents and other risks associated with mining operations, the Company’s need for and availability of additional financing, the restrictions imposed under  the Company’s existing debt arrangements and its debt service requirements and the other  risk factors  discussed in greater detail in the Company’s various filings with the Securities and Exchange Commission and Canadian securities regulators, including the Company’s Form 20-F dated June 21, 2006.

PINE VALLEY MINING CORPORATION

“Robert Bell”

Robert Bell

President and Chief Executive Officer

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Contacts:

Robert (Bob) Bell

Martin Rip

President & Chief Executive Officer

Vice President Finance and CFO

(604) 682-4678

(604) 682-4678

Vancouver, British Columbia, Canada

Vancouver, British Columbia, Canada

Company e-mail contact:  pinevalley@pinevalleycoal.com